China Ritar Power Corp.
Room 405, Tower C, Huahan Building,
16 Langshan Road, North High-Tech Industrial Park,
Nanshan District,
Shenzhen, China, 518057

January 16, 2008

By EDGAR Transmission and by Hand Delivery

Mr. Jay Mumford
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	China Ritar Power Corp.
Amendment No. 3 to Registration Statement on Form S-1 Filed November 20, 2007 File No. 333-142942

We hereby submit the responses of China Ritar Power Corp. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated December 7, 2007, providing the Staff’s comments with respect to the above referenced registration statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Unaudited Condensed Consolidated Financial Statements for the Nine Months Ended September 30, 2007 and 2006

Note 16 - Other current liabilities, page F-18

1.	Please revise to describe the nature and significant terms of the notes payable included in this line item. Please also describe this borrowing in MD&A.

Company Response: We previously disclosed certain notes payable as a liability under “Notes Payable” in our Consolidated Balance Sheet at September 30, 2007. Upon further review, we have now revised our Registration Statement to separately state as “Bills Payable” on our Consolidated Balance Sheet under Current Liabilities instead of grouping under Other Current Liabilities. These accounts do not exist as a result of borrowings made by the Company and no promissory notes have been issued. Instead, the accounts relate to payment arrangements for trade payables incurred in the ordinary course of business. As a result, we have reclassified the accounts as Bills Payable.

In the normal course of business, the Company is requested by certain of its suppliers to settle trade liabilities incurred in the ordinary course of business by issuance of bills that must be guaranteed by a bank acceptable to the suppliers. In order to provide such guarantees for the bills, in September 2007, the Company’s primary subsidiary, Shenzhen Ritar Power Co., Ltd.(“Shenzhen Ritar”), has entered into five bank acceptance agreements with China CITIC Bank, Shenzhen Branch (the “Bank”). Pursuant to the bank acceptance agreements, the Bank agreed to accept and pay when due certain of Shenzhen Ritar’s bills payable to suppliers with an aggregate amount of face value of approximately $2.77 million. Shenzhen Ritar was required to place deposits with the Bank in an amount equal to 100% of the face amount of such bills payable before the respective maturity date of each bill. The Bank guarantees payment of the bills in the amount of the deposits therefore. The Bank will use the deposits to pay the applicable bills payable at their respective maturity dates. These bills are interest-free with maturity dates of either three months or six months from their respective dates of issuance. Among them, bills with aggregate face amount of approximately $0.27 million will mature on March 7, 2008, approximately $0.56 million will mature on March 19, 2008 and approximately $0.61 million will mature on March 21, 2008. Under the agreements, Shenzhen Ritar was also obligated to pay the Bank before the maturity dates 0.05% of the bills amount as handling charges. We have also included in our MD&A a description of the Bills Payable.

A copy of the form of bank acceptance agreement has been filed as Exhibit 10.24 to our Amendment No. 4 to the Registration Statement.

2.
As a related matter, it appears that the proceeds from the notes payable are classified in operating activities in the statement of cash flows. Please tell us about the business purpose of the arrangement and explain why classification as an operating activity is appropriate under SFAS 95. Also tell us why the liability should not be separately stated on your balance sheet or otherwise included with your other borrowings for balance sheet purposes.

Company Response: According to the nature and terms of bills payable as described in our responses to Comment No. 1, we believe that the proceeds from the bills payable should be classified in operating activities in our Consolidated Statement of Cash Flows. We believe that our position is supported by the terms of SFAS 95, which provides for classification of the proceeds of bills payable as operating activities in statements of cash flows when such bills payable are related to the trading activities rather than financing activities. The accounts that we have now classified separately under “Bills Payable” in our Consolidate Balance Sheet were not issued in financing transactions, but were instead the result of ordinary course trade activities, and as a result, the proceeds thereof are properly characterized under operating activities in our Consolidated Statement of Cash Flows.

3.	Tell us why Advance from customers increased so significantly from December 31, 2006.

Company Response: The Company typically requires overseas customers to maintain deposits with the Company in the amount of approximately 10% to 30% of sales to such customers. As set forth in the table below, the percentage of our sales made outside of the PRC increased significantly from period to period for both the three and nine month periods ended September 30, 2007 and 2006. Approximately 76% of our total sales were outside of the PRC for the three months ended September 30, 2007, compared with approximately 34% of overseas sales for the three months ended September 30, 2006. Approximately 63% of our total sales were outside of the PRC in the nine months ended September 30, 2007, compared with approximately 41% of overseas sales for the nine months ended September 30, 2006. In addition, the percentage of our sales made outside of the PRC was greater during the nine months ended September 30, 2007 than that for the year ended December 31, 2006.

This rapid growth in overseas sales was generated by both an increase in the number of new customers and an increase in sales volume of existing overseas customers. Because we continue to require our overseas customers to pay deposits to the Company, Advances from our customers increased by approximately $1.1 million from year-end 2006 to the end of the third quarter of 2007.

	Nine months ended September 30		Three months ended September 30		For the year ended December 31
	2007	2006	2007	2006	2006

PRC	$18,063,377	$16,548,557	$6,566,170	$8,493,217	$21,711,605
Outside PRC	31,038,647	11,537,394	21,283,247	4,361,137	19,221,634
Total net sales	$49,102,024	$28,085,951	27,849,417	$12,854,354	$40,933,239

PRC	37%	59%	24%	66%	53%
Outside PRC	63%	41%	76%	34%	47%
Total net sales	100%	100%	100%	100%	100%

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 755- 83475380 or Louis A. Bevilacqua, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4281.

Sincerely, China Ritar Power Corp.

By:	/s/Jiada Hu
Jiada Hu
Chief Executive Officer